UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: August 20, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon announces Chief Financial Officer transition

Schiphol, August 20, 2026 - Aegon today announced that, in connection with the planned move of its head office and legal seat to the United States, it has agreed with Duncan Russell that he will step down as Chief Financial Officer and leave the company in April 2027. Aegon has initiated a search for his successor.

Aegon CEO Lard Friese said: “Duncan has made an invaluable contribution to the transformation of Aegon, strengthening our financial foundations and positioning the company for long-term success. He has also been a trusted advisor to me personally, and I have greatly valued his counsel and partnership. On behalf of the Board of Directors and all our colleagues, I would like to thank him for his leadership and dedication.”

Duncan Russell said: “It has been a privilege to contribute to Aegon’s transformation over the past years, working alongside colleagues across the organization. I am proud of what we have achieved together and believe Aegon is well positioned to deliver on the ambitions set out at its Capital Markets Day. While I will not be part of that next phase, I remain confident in the company’s future and fully committed to supporting an orderly transition.”

Aegon will provide further updates as appropriate.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611 953 367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company with the ambition to become a leading US life insurance, annuity, and retirement group with international insurance and asset management subsidiaries. Aegon’s portfolio of businesses includes fully-owned businesses in the United States and Bermuda, and a global asset manager. Via insurance joint-ventures in Spain & Portugal, China, and Brazil, and asset management partnerships in France and China, Aegon combines its international expertise with strong local partners. In addition, it holds a shareholding in a leading Dutch insurance and pensions company and, following completion of the announced sale of Aegon UK, which is expected around the end of 2026, will retain a minority shareholding in a leading UK long-term savings and retirement business.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a global investor and employer, Aegon recognizes its responsibility to address issues that affect the environment and society. The company is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Disclaimer
This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2025 Integrated Annual Report.

Attachment

  20260820_PR_Aegon announces Chief Financial Officer transition (https://ml-eu.globenewswire.com/Resource/Download/0dd5dd70-8ebb-4015-bf60-034aaeb6c430)